January 29, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TOA Holdings, Inc.

Response to Staff Letter, November 26, 2013

Form S-1

Filed November 18, 2013

File No. 333-192388

To the men and women of the SEC:

On behalf of TOA Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 26, 2013 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1 on November 18, 2013.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

1.) Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulation under the Act, and the requirement, of the form. In particular, it does not appear that financial statements complying with the updating requirements of Rules 8-02 and 8-03 of Regulation S-X are presented in your registration statement.

Separately, it does not appear that consolidated financial statements reflecting the Share Purchase Agreement entered into on January 18, 2013 are presented in your registration statement. In addition, the fiscal year-end of the consolidated entity is not apparent from the disclosure provided in your filing.

We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

COMPANY RESPONSE

We have since obtained the necessary financials from our PCAOB Auditor and included them into this amendment on Form S-1/A. It is now our belief that we comply with the requirements of the Securities Act of 1933 and the updating requirements of Rules 8-02 and 8-03. Additionally, there are now consolidated financials that reflect the above mentioned share purchase agreement and a clear mention of the fiscal year-end of the consolidated entity. We have also taken other measures, since the the document has yet to be fully examined by the SEC, to improve upon the business plan and other areas of the document. It is for this reason that we also request that the first detailed examination of the registration statement be read from this Amendment on Form S-1/A, “Amendment No. 1"

Date: January 29, 2014

/s/ Hajime Abe

President & CEO